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Washington, DC

October 21, 2009

Shon C. Ramey
Tel: +1 713 427 5030
shon.c.ramey@bakernet.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Lily Dang

RE: Gold Reserve Inc.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-31819

SECOND SUPPLEMENTAL RESPONSE LETTER

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is an additional supplemental response of the Company to (i) the telephone conference calls with Ms. Lily Dang of the U.S. Securities and Exchange Commission on October 16 and October 20, 2009 (the "Telephone Conferences") and (ii) the Company's previous response letters, dated October 5, 2009 (the "Original Response Letter") and dated October 20, 2009 (the "Supplemental Response Letter") as responses to comments contained in the Staff's letter to Mr. Robert A. McGuinness, Chief Financial Officer, dated September 23, 2009 (the "SEC Comment Letter"), regarding the Company's Form 20-F filed March 31, 2009 (the "2008 Form 20-F"). For ease of reference, only those outstanding comments requiring clarification or supplemental disclosure as identified during the Telephone Conferences have been repeated below with the supplemental response set forth underneath. It was the Company's understanding that the responses to original comments of the SEC that were previously addressed in the Original Response Letter and Supplemental Response Letter, and not identified during the Telephone Conference, were acceptable to the Staff.

The remaining items discussed during the second Telephone Conference concerned disclosure contained in Note 16 and Note 18. Following such discussion the Company proposes to add the following language (with additional disclosure indicated as underlined text) in future filings:

Additional disclosure under Note 16:

At December 31, 2008, the Company revised its estimate of the expected life of the notes to June 15, 2012, the date of the one-time option of the note holders to require the Company to repurchase the notes either in cash or through the issuance of stock at the Company's choice, and adjusted the carrying value accordingly. Management considered a number of factors in its evaluation including general market conditions resulting from the credit crisis which occurred

during the fourth quarter, the current stock price compared to the stock price at the date of the issuance of the debt, the current trading value of the debt and the relative small number of note holders controlling an estimated 80% of the total outstanding. After consideration of these factors, management concluded that the expected life of the notes should be changed because it appeared more than likely that the note holders would exercise their option to require the Company to repurchase the notes on June 15, 2012. All other terms and conditions set forth in the notes remain unchanged

Additional disclosure under Note 18:

C Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration costs incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Costs incurred after mineral reserves have been established are commonly developmental in nature when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. Exploration costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred. Accordingly, certain costs are capitalized for Canadian GAAP purposes but expensed under US GAAP. As of December 31, 2008, additional costs capitalized under Canadian GAAP of approximately $63.5 million consisted of $41 million of exploration costs which were expensed under US GAAP and $22.5 million of accretion and interest expense related to the convertible notes. (See "D" and "E" below). During 2008, all incremental mineral property costs pertain to development of Brisas which has established proven and probable reserves. Accordingly, in the 2008 statement of operations, there are no differences between US and Canadian GAAP relating to mineral property costs.

* * *

In this Second Supplemental Response Letter the Company is intending to be fully responsive to those issues identified during the Telephone Conferences. After your review of the above responses, if there are additional items to discuss, I would appreciate it if you would please call me at (713) 427-5030. If you are not able to reach me, please ask for Jonathan B. Newton of my office. If this Supplemental Response Letter is responsive to those items discussed during the Telephone Conference, a letter indicating that this matter is resolved by the Staff would be appreciated.

Thank you for your attention to this matter.

Very truly yours,

/s/ Shon C. Ramey

Shon C. Ramey

cc: Mr. Robert A. McGuinness, Gold Reserve Inc.